

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Jon Winkelried
Chief Executive Officer
TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

      **Re:  TPG Inc.**
          **Definitive Proxy Statement on Schedule 14A**
          **Filed April 25, 2023**
          **File No. 001-41222**

Dear Jon Winkelried:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Disclosure Review Program